Exhibit 99.1

PRICING SUPPLEMENT OF THE FIRST ADVANCE UNDER THE STANDBY EQUITY PURCHASE AGREEMENT

Terms used herein shall be deemed to be defined as such for the purpose of the terms and conditions of the standby equity purchase agreement, which set forth as the exhibit (Exhibit No. 99.1) in Form 6-K filed with Securities and Exchange Commission on September 13, 2022. This document constitutes the pricing supplement of the base prospectus on Form F-3 (File No. 333-253395) dated February 23, 2021 (the “Based Prospectus), as supplemented by the prospectus supplement dated September 13, 2022 related to this offering (the “Prospectus Supplement” together with the Based Prospectus, the “Prospectus”) and is incorporated by reference into the Prospectus, and must be read in conjunction with the Prospectus.

Investor	YA II PN, Ltd.

Securities Settled	2,001,787 shares of Ordinary Shares of Powerbridge Technologies Co., Ltd.

Purchase price	US0.5595 per share

Proceeds	Approximately US$1,120,000

Use of Proceeds	We intend to use the net proceeds, if any, from this offering for working capital, to fund our capital funding commitments and for general corporate purposes, which may include, among other things, capital expenditures, acquisitions, investments, other business opportunities and repayment or refinancing of outstanding debt. Our management will have broad discretion in the application of net proceeds, if any. See “Use of Proceeds” in the Prospectus Supplement.

NASDAQ Capital Market Symbol	PBTS

Resale	The Prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the Prospectus Supplement.